VIA EDGAR

October 19, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) Request for Withdrawal on Form AW (File Nos. 333-89822, 811-
21114)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of its series ProShares Ultra Hygon (the “Fund”), respectfully requests that, effective as of the date first set forth above or at the earliest practicable date hereafter, the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment 501 to the Trust’s Registration Statement, which was filed on Form N-1A with the Commission via EDGAR (Accession No. 0001174610-26- 000322) on June 11, 2026 (“PEA 501”).

The Trust is submitting this application for withdrawal of PEA 501 because it has elected not to proceed with the registration of the Fund. No securities have been sold in connection with PEA 501.

Accordingly, we request that the Commission issue an order granting withdrawal of PEA 501, effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me at (240) 497-6400.

Very truly yours,

ProShares Trust

By:	/s/ Richard Morris
Richard Morris
Chief Legal Officer and Secretary